Exhibit 2.1
Execution Version

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of September 25, 2019, among the parties on the signature pages hereto. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:
ARTICLE I
THE MERGER
1.1    The Merger. On the terms and subject to the conditions in this Agreement and Delaware Law, on the Closing Date, Parent, the Company, and Merger Sub shall effect the Merger by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware Law, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger shall become effective upon the acceptance by the Secretary of State of the State of Delaware of the Certificate of Merger or such other time as may be specified therein (the “Effective Time”).
1.2    The Closing. Unless this Agreement is terminated pursuant to Section 6.1, the Transactions shall be consummated at a closing (the “Closing”) on the second (2nd) Business Day following the satisfaction or waiver (if permissible hereunder) of the conditions set forth in Annex A, unless another date is mutually agreed upon in writing by Parent and the Company (such date, the “Closing Date”).
1.3    Effects of the Merger on the Entities. The certificate of incorporation and the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be that of the Company). The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately after the Effective Time. At the Effective Time, the other effects of the Merger shall be as provided by the Certificate of Merger and Delaware Law.
1.4    Effect of Merger on the Capital Stock; Merger Sub Capital Stock. At the Effective Time, each share of capital stock of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time shall be converted into and become one share of Company Common Stock (and there shall be no other shares of Company Capital Stock issued and outstanding).
(a)    Company Capital Stock; Company Options.
(i)    Company Capital Stock. At the Effective Time, each share of Company Capital Stock (excluding Cancelled Shares and Dissenting Shares) issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive, in each case in accordance with and pursuant to the terms hereof, the Charter Documents and Delaware Law, (1) the portion of the Total Closing Consideration such share is so entitled to receive, plus (2) the portion of the Escrow Amount (if any) that is released pursuant to the terms hereof and which such share is so entitled to receive, plus (3) the portion of the Representative Expense Amount (if any) that is released pursuant to the terms hereof and which such share is so entitled to receive. All such amounts and calculations and components thereof shall be set forth in the Closing Payment Spreadsheet. For clarity, a portion of the Escrow Amount and the Representative Expense Amount shall be withheld at the Closing and deposited into the Escrow Fund and the Representative Expense Fund, respectively, and distributed in accordance with the terms hereof and the Escrow Agreement, as the case may be.
(ii)    Cancelled Shares; Dissenting Shares. At the Effective Time, each share of Company Capital Stock that is issued and outstanding and held by the Company or any Subsidiary as of

OMITTED SCHEDULES AND EXHIBIT

Certain schedules and exhibits to this Agreement and Plan of Merger have been omitted pursuant to Item 601(a)(5) of Regulation S‑K. Veeva Systems Inc. hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that Veeva Systems Inc. reserves the right to request confidential treatment for portions of any such documents.

immediately prior to the Effective Time (“Cancelled Shares”) shall be cancelled without any consideration therefor. At the Effective Time, each share of Company Capital Stock with respect to which the holder thereof has properly demanded and not effectively withdrawn or lost appraisal rights under Delaware Law (“Dissenting Shares”) shall not be converted into the right to receive the consideration set forth in Section 1.4(a)(i) but instead shall be entitled to such rights as are provided by Delaware Law; provided, however that if any holder of Dissenting Shares effectively withdraws, loses or fails to perfect such holder’s appraisal rights, then such holder’s shares shall be converted into the right to receive, upon the terms of this Agreement, the consideration set forth in Section 1.4(a)(i) (without interest). The Company shall give Parent prompt notice and a copy of any demand for appraisal received by the Company and/or any of its Affiliates. Neither the Surviving Corporation nor the Stockholder Representative shall make any payment with respect to any such demands or offer to settle or settle any such demands without the prior written consent of Parent.
(iii)    Company Options. Neither Parent nor the Surviving Corporation will assume any Company Options. At the Effective Time, each Vested Company Option that is outstanding, unexpired and unexercised as of immediately prior to the Effective Time shall be cancelled in exchange for the right to receive, net of each Vested Company Option’s exercise price and, in each case pursuant to the terms hereof, the applicable Plan, any applicable Contract between the holder thereof and the Company: (1) the portion of the Total Closing Consideration such Vested Company Option is entitled to receive, plus (2) the portion of the Escrow Amount (if any) that is released pursuant to the terms hereof and which such Vested Company Option is so entitled to receive, plus (3) the portion of the Representative Expense Amount (if any) that is released pursuant to the terms hereof and which such Vested Company Option is so entitled to receive. At the Effective Time, each Unvested Company Option that is outstanding, unexpired and unexercised as of immediately prior to the Effective Time and held by a Continuing Employee (other than a Key Employee) shall be converted into an option to purchase shares of Parent Common Stock, subject to the same vesting conditions (except acceleration) and proportionate exercise price (based on the Exchange Ratio) as were applicable to such Unvested Company Option and such other terms and conditions as are set forth in the Parent Equity Plan and an option agreement thereunder. The shares into which such Unvested Company Option are exercisable and the exercise price of such Unvested Company Option shall be converted based on the Exchange Ratio, as Parent may reasonably determine in a manner consistent with the terms hereof and in consultation with the Company. At the Effective Time, each Unvested Company Option that is outstanding, unexpired and unexercised as of immediately prior to the Effective Time and held by either a Key Employee or a Person that is not a Continuing Employee shall be cancelled and terminated for no consideration. The Company shall, prior to the Effective Time, cause to be taken all actions necessary to effectuate the terms of this Section 1.4(b)(iii) and to ensure that no holder of Company Options shall have any rights from and after the Effective Time with respect to any Company Options except as expressly provided in this Section 1.4(b)(iii). All such amounts and calculations and components thereof shall be set forth in the Closing Payment Spreadsheet.
(iv)    Calculation of Total Closing Consideration. For clarity, the portion of the Total Closing Consideration that a share of Company Capital Stock or a share underlying a Vested Company Option is entitled to receive under Section 1.4(b) shall be calculated on a “fully diluted” basis (meaning the Total Closing Consideration shall be allocated among (i) all shares of Company Capital Stock issued and outstanding and (ii) all shares issuable upon exercise of any Vested Company Option).  The calculation of such “fully diluted” amount shall be set forth in the Closing Payment Spreadsheet.
1.5    Payment of Merger Consideration for Company Capital Stock; Paying Agent. PNC Bank, National Association shall serve as the paying agent (the “Paying Agent”) for the Merger pursuant to the terms hereof and the Paying Agent Agreement. Parent and the Company shall cooperate and deliver all materials to the Paying Agent as are reasonably required by the Paying Agent.
(a)    Closing Payments. One (1) Business Day after the Closing Date, Parent shall cause to be paid to the Paying Agent the amount of cash payable to the Stockholders and holders of Vested Company Options (to the extent such holders are not able to be paid through the Company’s payroll) at Closing pursuant to Section 1.4(a)(i), the Escrow Amount to the Escrow Agent to hold in trust as an escrow fund (the “Escrow

Fund”) and the Representative Expense Amount to the Stockholder Representative to be used as provided for in Section 7.5 (the “Representative Expense Fund”), in each case as set forth on the Closing Payment Spreadsheet.
(b)    Pre-Closing Statement. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Pre-Closing Statement”) setting forth (i) an estimated consolidated balance sheet of the Company as of the close of business on the Business Day immediately prior to the Closing Date, (ii) an estimate of the amount of Closing Net Working Capital (including each component thereof), (iii) the Closing Cash, (iv) the Specified Liabilities, including wire instructions for each payment to be made at the Closing in respect thereof (the “Statement of Specified Liabilities”) and (v) a calculation of the Total Consideration on the basis of the foregoing. The Pre-Closing Statement shall be prepared in accordance with GAAP and the Most Recent Pre-Signing Audit, and after reflecting any reasonable and good faith comments made by Parent prior to the Closing, the Total Consideration so calculated shall be the basis of the Closing Payment Spreadsheet and the payments made at Closing pursuant to Section 1.4.
(c)    Payment Spreadsheets. Prior to the date hereof, the Company has delivered a completed payment spreadsheet (the “Signing Payment Spreadsheet”), which shall be attached hereto and include all of the information necessary for Parent to perform its obligations under Section 1.4 and this Section 1.5, calculated as if the Closing Date were the date hereof, which shall represent Company’s reasonable and good faith determination of such information as of the date hereof. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a completed payment spreadsheet (the “Closing Payment Spreadsheet”), in the same form as the Signing Payment Spreadsheet, which shall include all of the information necessary for Parent to perform its obligations under Section 1.4 and this Section 1.5, updated to be calculated as of immediately prior to the Effective Time, which shall be true, correct, and complete in all respects as of immediately prior to the Effective Time. Parent and the Paying Agent may rely without any liability to any Person upon the Closing Payment Spreadsheet in making payments pursuant to this Agreement.
(d)    Payment Procedures. As soon as reasonably practicable after the Closing Date, the Paying Agent shall mail exchange documents that Parent, the Company and the Paying Agent may reasonably require to effectuate the payments to be made under Section 1.4 hereof (the “Exchange Documents”), to the respective addresses of the Stockholders and holders of Vested Company Options (to the extent such holders are not able to be paid through the Company’s payroll) set forth in the Closing Payment Spreadsheet. As soon as reasonably practicable after the receipt of duly completed Exchange Documents and any other document Parent or the Paying Agent may reasonably require, the Paying Agent shall cause to be delivered an amount equal to the amount of cash to which the holders are entitled hereunder at the Closing pursuant to the terms of this Agreement and the delivery information contained in the Exchange Documents. Parent shall cause holders of Vested Company Options who are able to be paid through the Company’s payroll to be so paid as promptly as reasonably practicable after the Closing, and any other holders of Vested Company Options to be paid as promptly as reasonably practicable after the Closing through the Paying Agent.
(e)    No Further Ownership Rights in Company Capital Stock. Following the consummation of the Merger, the cash amounts paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and if any certificates representing the same are presented to the Surviving Corporation after such time for any reason, they shall be canceled and exchanged as provided in this Article I.
(f)    Withholding Taxes. Any consideration payable pursuant to this Agreement shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Legal Requirements and shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY
Subject to such exceptions as are disclosed in the specific section, subsection or sub-clause of the disclosure schedule delivered by the Company to Parent simultaneous with the execution and delivery hereof (the “Disclosure Schedule”), the Company hereby represents and warrants to Parent and Merger Sub as follows:
2.1    Organization and Good Standing. The Company and each of its Subsidiaries is a corporation (or other legal entity) duly incorporated, validly existing and in good standing (where such concept exists) under the laws of the State of Delaware (or the other jurisdiction of its incorporation or organization). Each of the Company and its Subsidiaries has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties or the nature of its business make such qualification or license necessary to the Company’s business as currently conducted, except where the failure to be so qualified or licensed would not be material. The Company and its Subsidiaries are not in violation of any provision of the Charter Documents in any material respect. All of the equity interests of each Subsidiary are owned of record and beneficially by the Company, without any right, restriction, option, warrant, call, put or other right with respect to the delivery, transfer, issuance of such equity interests and without any Contract with respect to voting or transfer thereof.
2.2    Authority and Enforceability. The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Transactions. Except for the receipt of the Required Vote, the execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and its securityholders and no further corporate or other action is required on the part of the Company or its securityholders to authorize this Agreement and any Related Agreements to which the Company is a party or to consummate the Transactions. The Company Board has unanimously determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, the Company and its Stockholders, approved this Agreement and the Transactions, and recommended to the Stockholders to vote in favor of adoption of this Agreement and approval of the Transactions. This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms.
2.3    Governmental Approvals and Consents. No Consent is required by, or with respect to, the Company or any Subsidiary in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company or any Subsidiary is a party or the consummation of the Transactions, except for (a) such Consents as may be required under the HSR Act and any applicable foreign Antitrust Laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (c) the receipt of the Required Vote.
2.4    No Conflicts. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation of the Transactions, will not Conflict with any provision of the Charter Documents, any Contract described or referred to in Section 2.11, or any Legal Requirement, Order or Privacy Law.
2.5    Company Capital Structure. As of the date hereof, the Signing Payment Spreadsheet contains, and as of the Closing, the Closing Payment Spreadsheet will contain, a true, complete and correct list of the classes, series, amounts and electronic certificate numbers of authorized, issued and outstanding capital stock of the Company, and the holders thereof, as of their respective dates. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights, right of first refusal, purchase option or similar right or limitation. All outstanding shares of Company Capital Stock are represented by electronic certificates maintained on the Company’s system hosted by Carta, Inc., and as such, no outstanding shares of Company Capital Stock are represented by paper certificates or exist in any other form, and no certificates representing shares of Company Capital Stock are capable of being lost, stolen or destroyed. Except for the Plans, neither the Company nor any Subsidiary has ever adopted, sponsored or maintained any plan or agreement providing for equity-related compensation to any Person. As of the date hereof, the Signing Payment Spreadsheet contains, and as of the Closing, the Closing Payment Spreadsheet will contain, a true, complete and correct list of the amount of shares reserved, issuable upon exercise and issued, pursuant to the Plans, and with respect to each Company Option, the holder thereof, shares issuable upon exercise, grant date, expiration date, exercise price and vesting schedule with respect thereto. Except as set forth on the Closing Payment Spreadsheet, there are no options, warrants, calls, stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any Subsidiary or other instrument having (or being convertible into an instrument having) the right to vote on matters on which any Stockholder may vote. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company or any Subsidiary. There are no agreements to which the Company or any Subsidiary is a party relating to the registration, sale or transfer of any Company Capital Stock. As a result of the Merger, Parent will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock.
2.6    Company Financial Statements; No Undisclosed Liabilities; No Changes. The Financials have been, and when delivered the Post-Signing Financial Statements will be, prepared in material compliance with GAAP consistently applied on a consistent basis throughout the periods indicated and consistent with each other. The Financials present, and when delivered the Post-Signing Financial Statements will present, fairly, in all material respects, the Company’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein. Neither the Company nor any Subsidiary has any liability of any nature (whether or not required to be reflected in financial statements prepared in accordance with GAAP) in excess of $100,000, except for those (a) which have been reflected in the Current Balance Sheet, (b) were incurred pursuant to this Agreement, or (c) which have arisen in the ordinary course of business consistent with past practices (but not any for violations of any Legal Requirement or breach of any Contract). Since the Balance Sheet Date, the business of the Company and the Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and no Company Material Adverse Effect has occurred.
2.7    Tax Matters. Each Tax Return required to be filed by the Company or any Subsidiary (i) has been timely filed; and (ii) has been accurately and completely prepared in all material respects in compliance with all applicable Legal Requirements. All Taxes required to be paid or withheld by the Company or any Subsidiary have been timely paid or withheld. The Tax Amount will be correct as of the Effective Time. There is no Contract covering any Employee that could (i) give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code, (ii) be characterized as a “parachute payment” within the meaning of Section 280G(b)(1) of the Code or (iii) cause the Company or any of its Subsidiaries to compensate any Employee for (A) a Tax gross up payment or (B) any Taxes payable pursuant to Section 4999 or 409A of the Code. Any “nonqualified deferred compensation plan” as defined in Section 409A, has been maintained and operated in compliance with, and the document(s) evidencing such plan comply with, Section 409A of the Code in all material respects. A valid election under Section 83(b) of the Code was timely made in connection with any issuance of any shares of Company Capital Stock that were eligible for such an election.
2.8     Real Property; Tangible Property. Neither the Company nor its Subsidiaries owns any real property. There are no other parties occupying, or with a right to occupy, any real property leased by the Company. The Company and each Subsidiary has good and valid title to, or, in the case of leased properties and leased assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for Permitted Liens.

2.9    Intellectual Property. The Company exclusively owns or has valid and sufficient license rights (and will continue to own or have a license after the Closing) all patents, copyrights, trademarks, domain names, data, software code, and trade secrets (“IP”) embodied in the Company products or services or otherwise used in the operation of the Company’s business (the “Company IP”) free and clear of any Liens (other than nonexclusive licenses to use Company products granted to customers in the ordinary course on the Company’s standard forms that have been Made Available). The Company has used commercially reasonable efforts to secure, protect and maintain the Company IP, including maintenance of all Company IP registered with any patent and trademark office. The Company has entered into adequate written IP assignment and confidentiality agreements with all Employees that have had access to Company confidential information or engaged in development of Company technology or Company IP. The Company has adequate and sufficient rights for the use of all third party technology and IP as such third party technology IP is incorporated, embodied or otherwise used in the Company products or services or otherwise used in the operation of the Company’s business, and is in compliance with all associated licenses and agreements governing the use of such technology and IP. The Company has not used in its business, or incorporated into its products, any open source software in any manner that may require Company to distribute or license any Company authored software or other Company IP to be disclosed in source code form or licensed for the purpose of further modification or distribution. The operation of the Company’s business, as previously conducted and as presently conducted, has not and will not infringe or violate any IP or other rights of any third party (or exceed the scope of any applicable agreement with or license from any third party), and Company is not aware of any pending or threatened allegation or claim of such infringement or violation. The consummation of the transactions contemplated herein will not result in the grant or expansion of any rights, licenses, or encumbrances on, or loss or modification of any right to, any Company IP (or third party IP used in the Company’s business) or any IP owned by Parent, the disclosure or delivery of any Company technology to any third party, or any payment to any third party in excess of what would have otherwise been payable.
2.10    Privacy Compliance. The Company, its products and all third parties performing services for the Company comply, and have at all times complied, with all Privacy Laws and the Company’s HIPAA certifications. The Company does not process, and has not processed, any protected health information, as such term is defined in HIPAA and the Company has not entered into and is not required by HIPAA to enter into business associate agreements. The Company has at all times maintained reasonable and appropriate security policies and measures for its products, the information technology assets used in its business, and data processed in its business. There has been no accidental, unlawful, or unauthorized access to, or loss, destruction, acquisition, alteration, or other processing of, any such assets or any data maintained or otherwise processed by or for the Company.
2.11    Material Contracts. There are no Contracts to which the Company is a party or by which it is bound that involve (a) obligations of, or payments to, the Company in excess of $500,000 (other than arising from purchase or sale agreements entered into in the ordinary course of business), (b) the license of any patent, copyright, trade secret, data or other proprietary right to or from the Company (other than non-exclusive licenses granted in the ordinary course), (c) the grant of rights to manufacture, produce, assemble, license, market or sell the Company’s products that limit the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or to provide services to any customers in any location, or to solicit for hire any Person for employment or representative capacity, or (d) payments or rights that will be triggered as a result of the Transactions. The Company has Made Available (a) each Contract with its top twenty (20) customers (measured by total consolidated revenue for the twelve (12) month period ending on June 30, 2019) (b) each Contract with a supplier of data used to produce or deliver a Company product or service (“Data Supplier Contracts”), (c) material office leases, (d) each Contract for the provision of data center or hosting services used to deliver a Company product or service, and (e) each contract for third party proprietary IP (i.e., not open source software) incorporated into, embedded in or used to deliver a Company product or service, and, with respect to each Contract in (a) – (d) of this sentence, no counterparty thereto has (i) ceased to do business with the Company or any Subsidiary, (ii) substantially reduced its dealings with the Company or any Subsidiary or (iii) given notice that it will or may do any such things, and there are no circumstances which are likely to result in any of the foregoing. Each of the foregoing Contracts is in full force and effect and has not been materially breached by the Company nor is the Company aware of any circumstance which could give rise to a claim of breach.
2.12    Healthcare Data and Supplier Rights. Each of the Data Supplier Contracts that provides for the collection, receipt or processing of prescription, medical claims, clinical data or healthcare-related (“Healthcare Data”) by Company or the provision of Healthcare Data to the Company by a data supplier allows such data to be used for the purposes set forth at Schedule 2.12.
2.13    TPA Compliance. The Company is in compliance with each third party access agreement, third party access limited license agreement or similar agreement it has entered into with the parties set forth on Schedule 2.13, and the Company has not incorporated any data provided by the parties set forth on Schedule 2.13 into any of its commercial data products or services.
2.14    Litigation and Orders. There is no, and since January 1, 2015, there has been no, Action pending or threatened in writing (or, to the Knowledge of the Company, otherwise) against the Company or any of its Subsidiaries, their properties and assets or any of their officers or directors (in their capacities as such). There is no Action pending against any Person who has a contractual right or a right pursuant to applicable Legal Requirements to indemnification from the Company or any of its Subsidiaries in respect of such Action.
2.15    Compliance with Legal Requirements. The Company and each Subsidiary has complied in all material respects with all Legal Requirements. Neither the Company nor any Subsidiary has received any notices of any violation of any Legal Requirement, or has provided any notice to any Governmental Entity regarding any violation by the Company or any of the Subsidiaries of any Legal Requirement.
2.16    Interested Party Transactions. No Interested Party has or has had (i) any interest in any Person which furnished or sold, or furnishes or sells, goods, products, services, IP that the Company or any Subsidiary furnishes or sells (whether directly or as a component), or proposes to furnish or sell (whether directly or as a component), or (ii) any interest in any Person that purchases from or sells or furnishes to the Company or any Subsidiary, any goods or services, or (iii) any interest in, or is a party to, any Contract to which the Company or any Subsidiary is a party (other than in such Person’s capacity as an officer, director or employee of the Company or any Subsidiary). There are no Contracts with regard to contribution or indemnification between the Company and any of the Stockholders (other than in such Person’s capacity as an officer, director or employee of the Company or any Subsidiary).
2.17    Certain Materials Made Available. The Company has Made Available (a) the Charter Documents, each as amended to date, each in full force and effect on the date hereof, (b) the minute books of the Company and its Subsidiaries, which fairly reflect, in all material respects, the business activities and condition of the Company and its Subsidiaries, (c) all Privacy Policies, (d) each document embodying each Company Employee Plan and any communications material to any Employee which would result in liability to the Company or any Subsidiary, (d) each form of agreement relating to or issued under the Plans and (e) each Tax Return required to be filed by the Company or its Subsidiaries for taxable years beginning after June 30, 2015.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
Each of Parent and Merger Sub hereby represents and warrants to the Company as follows:
3.1    Authority and Other Standard Matters. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the Transactions have been duly authorized by all necessary corporate and other action on the part of Parent and Merger Sub. This Agreement and any Related Agreements to which Parent and/or Merger Sub is a party have been duly executed and delivered by Parent and Merger Sub and constitute the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms. No Consent is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Parent or Merger Sub is a party or the consummation of the Transactions, except for (a) such Consents as may be required under the HSR Act and any applicable foreign Antitrust Laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (c) Consents which, if not obtained or made, would not materially impair Parent’s ability to consummate the Merger. Parent has sufficient capital resources to pay the Total Consideration as and when due under this Agreement.
ARTICLE IV
CONDUCT OF COMPANY
DURING PENDENCY OF TRANSACTION
4.1    Affirmative Obligations of the Company. During the period from the date of this Agreement and continuing until the earlier of the valid termination of this Agreement pursuant to Section 6.1 or the Closing, except to the extent that Parent shall otherwise consent in writing, the Company shall conduct the business of the Company and the Subsidiaries in the usual, regular and ordinary course and in substantially the same manner as heretofore conducted, pay or perform all obligations of the Company and the Subsidiaries when due, bill and collect fees pursuant to existing Contracts, preserve intact the capital structure and entity structure of the Company and the Subsidiaries, and use its reasonable best efforts to preserve the present business, keep available the services of the present officers and current Employees of the Company and the Subsidiaries, preserve the assets and properties of the Company and the Subsidiaries and preserve the relationships of the Company and the Subsidiaries with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company and the Subsidiaries at the Closing.
ARTICLE V
ADDITIONAL AGREEMENTS
5.1    Exclusivity. Commencing on the date hereof and continuing until the earlier to occur of the Closing and the termination of this Agreement pursuant to the provisions of Section 6.1, the Company shall not, directly or indirectly, take any action to solicit or support any offer from, furnish any information to, or participate in any negotiations or discussions with, any third party, or enter into any Contract regarding any sale, transfer, exclusive license or other disposition of the Company, or any of its material assets or employees.
5.2    Stockholder Approval. Within twenty four (24) hours following the execution of this Agreement, the Company will obtain Stockholder Written Consents, from the Stockholders representing the Required Vote. Within five (5) Business Days after the Required Vote is obtained, the Company shall circulate to all Stockholders who did not previously execute a Stockholder Written Consent an Information Statement, and the Company shall use reasonable best efforts to (i) solicit such Stockholders’ consent and to cause them to deliver their executed counterpart to the Stockholder Written Consent and Joinder Agreement and (ii) cause the holders of Vested Company Options to deliver their executed counterpart to the Joinder Agreement. The Company covenants that the Information Statement will not contain any statement which is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading.
5.3    Reasonable Best Efforts to Close. Each of the parties hereto shall use reasonable best efforts to take cause to be taken promptly all actions necessary, proper or advisable to consummate and make effective Transactions as promptly as practicable, including by using reasonable best efforts to satisfy the conditions set forth in Annex A. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts as may be necessary, proper or advisable for effecting completely the consummation of the Transactions. Without limiting the generality of the foregoing, each party agrees to (i) within five (5) Business Days after the date hereof, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions, (ii) supply as promptly as reasonably practicable any additional information that reasonably may be required or requested by the FTC, the DOJ or other applicable competition or merger control authorities, (iii) promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding the Transactions and (iv) if such party receives a request for additional information or documentary material from any such Governmental Entity with respect to the Transactions, then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable (and, in the case of the Company, after consultation with Parent), an appropriate response in compliance with such request. Nothing in this Agreement will require Parent, the Surviving Corporation or any other Subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or proffer to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Corporation or any other Subsidiary of Parent or the Company for any reason.
5.4    Access to Information. The Company shall afford Parent and its Representatives reasonable access during the period from the date hereof and prior to the Closing to (a) all of the properties, Books and Records and Contracts of the Company and the Subsidiaries, (b) all other information concerning the business, properties and personnel of the Company and the Subsidiaries, and (c) all current Employees of the Company and the Subsidiaries. The Company agrees to provide to Parent and its accountants, counsel and other Representatives copies of internal financial statements promptly upon request.
ARTICLE VI
PRE-CLOSING TERMINATION OF AGREEMENT
6.1    Pre-Closing Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Closing: (a) by mutual written agreement of the Company and Parent; (b) by Parent if the Required Vote shall not have been delivered to Parent within twenty four (24) hours after the execution and delivery of this Agreement; (c) by Parent or the Company if the Closing Date shall not have occurred prior to 11:59 PM Pacific time on December 31, 2019 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 6.1(c) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; (d) by Parent or the Company if any Legal Requirement shall be in effect which has the effect of making the Merger illegal or otherwise prevents consummation of the Merger (and in the case of an Order, such Order has become final and non-appealable); (e) by Parent (so long as Parent is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement) if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company set forth in this Agreement such that the conditions to Parent’s obligation to close the transaction set forth in Annex A would not be satisfied as of the time of such breach or inaccuracy, unless such breach inaccuracy is cured (if capable of cure) to the reasonable satisfaction of Parent within ten (10) days; or (f) by the Company (so long as the Company is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement) if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Parent set forth in this Agreement such that the conditions to the Company’s obligation to close the transaction set forth in Annex A would not be satisfied as of the time of such breach or inaccuracy, unless such breach inaccuracy is cured (if capable of cure) to the reasonable satisfaction of the Company within ten (10) days.
6.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall become void and there shall be no liability or obligation on the part of any party or their Representatives; provided, however, that each party hereto shall remain liable for any willful and intentional breaches of this Agreement, Related Agreements or in any certificate or other instruments delivered pursuant to this Agreement prior to its termination; provided further, that, the provisions of this Section 6.2 and the general provisions contained in Annex C (but excluding paragraph 7 thereof) shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE VII
POST-CLOSING INDEMNIFICATION
7.1    Survival of Representations, Warranties and Related Indemnification Claims. The representations and warranties of the Company set forth in this Agreement, and the right to make indemnification claims in respect thereof under this Agreement, shall survive until 11:59 p.m. California time on the first anniversary of the Closing Date (the date of expiration of such period, the “Expiration Date”); provided, however, that (a) each Fundamental Representation and each Tax Representation, and the right to make indemnification claims in respect thereof, shall survive until 11:59 p.m., California time, on the date that is thirty (30) days after the expiration of all applicable underlying statutes of limitations governing the subject matters addressed thereby (including all periods of extension and tolling); provided, further, that all representations and warranties of the Company and the right to make indemnification claims in respect thereof under this Agreement, shall survive beyond the survival periods specified above with respect to any inaccuracy therein or breach thereof if a claim is timely made in accordance with the terms hereunder prior to the expiration of the survival period, in which case such representation and warranty and the right to make indemnification claims in respect thereof shall survive as to such claim until such claim has been finally resolved. The representations and warranties of Parent and Merger Sub set forth in this Agreement, the Related Agreements or in any certificate or other instrument delivered pursuant to this Agreement shall terminate at the Closing. For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations (including 10 Del. C. § 8106(a)) that may otherwise apply to such representations and warranties and the right to make indemnification claims in respect thereof under this Agreement.
7.2    Indemnification From and after the consummation of the Merger, subject to the terms and limitations of this Article VII, the Indemnifying Parties shall severally, but not jointly, indemnify and hold harmless the Indemnified Parties, from and against all Losses paid, incurred, suffered or sustained by the Indemnified Parties, resulting from or arising out of: (i) any breach of or inaccuracy in a representation or warranty of the Company set forth in this Agreement; provided, however, that in the event of any such breach or inaccuracy, no effect will be given to any qualifications based on the word “material” or similar phrases contained in such representation or warranty; (ii) any inaccuracy in any information required to be set forth in the Pre-Closing Statement, Statement of Specified Liabilities or Closing Payment Spreadsheet including any failure to properly calculate any item required to be contained therein; (iii) any failure by the Company to perform or comply with any covenant or agreement of the Company set forth in this Agreement which is required to be performed prior to the Closing; (iv) any payment or expense in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement; and (v) any Fraud by or on behalf of the Company or any Subsidiary in connection with the Transactions.

(a)    The Indemnifying Parties shall not have any right of contribution, indemnification or right of advancement from the Indemnified Parties with respect to any Loss.
(b)    Except in the case of Fraud committed by an Indemnifying Party or of which an Indemnifying Party had knowledge, the indemnification rights set forth in this Article VII shall be the sole and exclusive remedy of the Indemnified Parties from and after the Effective Time for any claims arising under this Agreement; provided, however, that this Section 7.2(c) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief. Nothing in this Agreement shall limit the right of any party to a Related Agreement to pursue remedies under such Related Agreement against the other parties thereto.
7.3    Limitations on Indemnification, Threshold. Except in the case of Fraud committed by an Indemnifying Party or of which an Indemnifying Party had knowledge, the Indemnified Parties, as a group, may not recover any Losses pursuant to an indemnification claim under Section 7.2(a)(i) (other than with respect to a breach of a Fundamental Representation or Tax Representation) unless and until the Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained $3,225,000 in Losses in the aggregate in respect of indemnification claims under Section 7.2(a)(i) (the “Threshold Amount”), in which case Parent shall be entitled to recover all Losses so identified; provided, however, that indemnification claims under Section 7.2(a)(i) (other than with respect to a breach of a Fundamental Representation or Tax Representation) in amounts below $100,000 (a “De Minimis Amount”) shall not be recoverable and shall not count towards the Threshold Amount (it being understood that the dollar value of Losses resulting from “individual” occurrences, events or circumstances that relate to or result from the same cause or circumstance will be aggregated for purposes of the De Minimis Amount).
(a)    Maximum Liability.
(i)    Except as specifically set forth in this Article VII, (A) the maximum amount that an Indemnified Party may recover for Losses pursuant to the indemnity set forth in Section 7.2(a)(i) (other than with respect to a breach of a Fundamental Representation or a Tax Representation) shall be limited to an amount equal to the Escrow Amount, and (B) the maximum amount that an Indemnified Party may recover for Losses pursuant to the indemnity set forth in Section 7.2(a)(i) in respect of breaches of Fundamental Representations and Tax Representations and Section 7.2(a)(ii)–(iv) shall be limited to an amount equal to the Total Consideration.
(ii)    The Indemnified Parties’ first source of recovery for indemnification claims under Section 7.2(a) shall be against the Escrow Fund, but if the Escrow Fund is insufficient to fully satisfy an indemnification claim under Section 7.2, the Indemnified Parties shall be entitled to recover such excess portion of such Losses (an “Excess Loss”) directly from the Indemnifying Parties, and each Indemnifying Party shall, subject to the limitations set forth in this Article VII, be liable, severally and not jointly, solely for its, his or her Pro Rata Portion of the Excess Losses.
(iii)    The liability of each Indemnifying Party for indemnification claims under this Agreement shall be limited, in the aggregate, to a dollar amount equal to the portion of the Total Consideration received by such Indemnifying Party pursuant to this Agreement; provided, however, that nothing in this Article VII shall limit the liability of an Indemnifying Party in connection with a claim based on Fraud committed by an Indemnifying Party or of which an Indemnifying Party had knowledge.
(b)    The rights of the Indemnified Parties to indemnification or any other remedy under this Agreement shall not be affected by any investigation or knowledge acquired (or capable of being acquired). The waiver of any condition will not affect the right to indemnification or any other remedy under this Agreement. Other than with respect to any claim for fraud, no Indemnified Party shall be required to show reliance in order for such Indemnified Party to be entitled to indemnification hereunder.
7.4    Indemnification Claim Procedures If an Indemnified Party wishes to make an indemnification claim under this Article VII, such Indemnified Party shall deliver a written notice (an “Indemnification Claim

Notice”) to the Stockholder Representative (with a copy to the Escrow Agent) (or for claims directly against an Indemnifying Party, to such Indemnifying Party) (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) to the extent known, specifying in reasonable detail the nature of such Losses. Parent may update an Indemnification Claim Notice from time to time to reflect any new information with respect to the claim. Each Indemnification Notice shall be promptly delivered to the Stockholder Representative; provided, that any delay or failure to give such notice will not waive any rights of the Indemnified Party or relieve the Indemnifying Party of its indemnification obligations with respect thereto except to the extent the rights of the Indemnifying Party are actually and materially prejudiced by such failure or delay.
(a)    In the event of the assertion or commencement by any Person (other than a party to this Agreement) of any Action with respect to which the Indemnifying Parties may become obligated to indemnify any Indemnified Party pursuant to this Article VII (each, a “Third Party Action”), the Stockholder Representative shall (on behalf of the Indemnifying Parties) have the right to participate in (at the expense of the Indemnifying Parties), but not to control, the defense of such Third Party Action. The Indemnified Parties may settle a Third Party Action without the prior written consent of the Stockholder Representative; provided, that such settled amount shall not be determinative of the amount of Losses indemnifiable pursuant to this Article VII unless the Stockholder Representative consents to such settlement (which consent will not be unreasonably withheld, delayed or conditioned).
(b)    If the Stockholder Representative on behalf of the Indemnifying Parties shall not object in writing within the forty-five (45) day period after receipt of an Indemnification Claim Notice by delivery of a written notice of an objection containing a reasonably detailed description of the facts and circumstances supporting such objection (an “Indemnification Claim Objection Notice”), such failure to so object shall mean for all purposes that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice. In such event the Escrow Agent shall as promptly as practicable release from the Escrow Fund an amount of cash equal to the Losses set forth in such Indemnification Claim Notice.
(c)    In the event that the Stockholder Representative shall deliver an Indemnification Claim Objection Notice in accordance with Section 7.4(b), the Stockholder Representative (on behalf of the Indemnifying Parties) and Parent may attempt to agree upon the rights of the respective parties with respect to such claims. If the Stockholder Representative and Parent so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties (a “Resolution Memorandum”). In such event, Parent and the Stockholder Representative shall, as promptly as practicable, deliver a joint written instruction to the Escrow Agent who shall, subject to Section 7.4(f), promptly release from the Escrow Fund the amount of cash set forth in the Resolution Memorandum. Should the amount held in the Escrow Fund, if any, be insufficient to satisfy in whole the amount owed to an Indemnified Party in accordance with such memorandum and this Agreement, then each Indemnifying Party shall promptly pay to the Indemnified Party such Indemnifying Party’s Pro Rata Portion of such shortfall as though such shortfall was an Excess Loss.
(d)    If no such agreement can be reached prior to forty-five (45) days after delivery of an Indemnification Claim Objection Notice, either Parent or the Stockholder Representative may demand arbitration of the matter unless the amount of the Loss that is at issue is then subject of a pending litigation with a third party. Such arbitration shall be conducted by one arbitrator mutually agreeable to Parent and the Stockholder Representative. In the event that, within thirty (30) days after submission of any dispute to arbitration, Parent and the Stockholder Representative cannot mutually agree on one arbitrator, then, within fifteen (15) days after the end of such thirty (30) day period, Parent and the Stockholder Representative shall each select one independent arbitrator who shall select a third independent arbitrator.
(e)    Any such arbitration shall be held in Santa Clara County, California, under the Comprehensive Arbitration Rules and Procedures of JAMS (“JAMS”). The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid. The arbitrator(s) shall establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator(s) shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions to the same extent as a competent court of law or equity, should the arbitrator(s) determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator(s) as to the validity and amount of any claim in such Indemnification Claim Notice shall be final, binding, and conclusive upon the parties to this Agreement and the Indemnifying Parties. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s). Within thirty (30) days of a decision of the arbitrator(s) requiring payment by Parent to the Indemnifying Parties or by the Indemnifying Parties to Parent, such person(s) shall make the payment to such other person(s), including by making joint written instruction to the Escrow Agent for any distributions out of the Escrow Fund, if applicable. Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction. The forgoing arbitration provision shall apply to any dispute among the Indemnifying Parties or any Indemnifying Party and the Indemnified Parties under this Article VII, whether relating to claims to recover funds from the Escrow Fund.
(f)    On the tenth (10th) Business Day following the Expiration Date, Parent and the Stockholder Representative shall cause the Escrow Agent to (i) retain an amount, if any, equal to the amount of any claims for indemnification asserted in an Indemnification Claim Notice delivered in accordance with Section 7.4 prior to the Expiration Date but which are not yet resolved or for which payment has not yet been made (an “Unresolved Claim”) and (ii) release any remaining Escrow Amount net of such Unresolved Claims to (x) the Paying Agent (in respect of the portion payable to Stockholders and holders of Vested Company Options who are not able to be paid via the Surviving Corporation’s payroll) and (y) Parent (in respect of the portion payable to holders of Vested Company Options who are able to be paid via the Surviving Corporation’s payroll), and Parent shall promptly distribute such amount to the Surviving Corporation’s payroll. The amount of the Escrow Amount retained for each Unresolved Claim shall be released (to the extent not utilized to indemnify any Indemnified Party) by the Escrow Agent to (x) the Paying Agent (in respect of the portion payable to Stockholders and holders of Vested Company Options who are not able to be paid via the Surviving Corporation’s payroll) and (y) Parent (in respect of the portion payable to holders of Vested Company Options who are able to be paid via the Surviving Corporation’s payroll), and Parent shall promptly distribute such amount to the Surviving Corporation’s payroll upon the resolution of such Unresolved Claim in accordance with this Article VII.
7.5    Stockholder Representative The rights and obligations of the Stockholder Representative as between him and the Indemnifying Parties shall be as provided in this Section 7.5. By virtue of the adoption of this Agreement and approval of the Merger by the Stockholders by the Required Vote, and the execution and delivery of a Joinder Agreement and/or a Stockholder Written Consent, each of the Indemnifying Parties shall be deemed to have agreed to appoint Asaf Evenhaim as its agent and attorney-in-fact, as the Stockholder Representative for and on behalf of the Indemnifying Parties to: (i) to deliver and receive notices or communications (including in respect of indemnification claims) required or permitted to be delivered to or received by the Indemnifying Parties or any of them pursuant to this Agreement or the Escrow Agreement; (ii) to negotiate, execute and deliver any waivers, consents or amendments under or to this Agreement or the Escrow Agreement; (iii) to authorize payment to any Indemnified Party from the Escrow Fund in satisfaction of any claims under this Agreement or the Escrow Agreement; (iv) to object to any claims or demands under this Agreement from Parent or the Indemnified Parties or the Escrow Agent under the Escrow Agreement: (v) to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any claims under this Agreement or the Escrow Agreement; (vi) to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any claim against any Indemnifying Party or by any such Indemnifying against a party to this Agreement, the Escrow Agreement or any dispute between any Indemnified Party and any such Indemnifying Party, in each case relating to this Agreement or the Transactions; (vii) to hold the Representative Expense Amount on behalf of the Indemnifying Parties, to retain and to pay legal counsel and other professionals in connection with any and all matters referred to herein or relating hereto, and to make such payments from the Representative Expense Amount as the Stockholder Representative deems necessary or appropriate following the Merger; and (viii) to take all other actions that are either (x) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of any of the foregoing or (y) mandated or permitted by the terms of this Agreement or any applicable Related Agreement. After the Closing, notices or communications to or from the Stockholder Representative shall constitute notice to or from the Indemnifying Parties. A decision, act, consent or instruction of the Stockholder Representative, including an amendment, extension or waiver of this Agreement pursuant to the terms hereof shall constitute a decision of the Indemnifying Parties and shall be final, conclusive and binding upon the Indemnifying Parties. The Escrow Agent, the Paying Agent, Parent and each of their respective Affiliates (including the Surviving Corporation) may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Indemnifying Parties. The Escrow Agent, Parent, the Paying Agent and each of their respective Affiliates (including the Surviving Corporation) are hereby relieved from any liability to any Person (including the Indemnifying Parties) for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative. The Stockholder Representative shall have no responsibility or liability of any kind or nature whatsoever to the Indemnifying Parties or any of them for the performance by the Stockholder Representative of any duty required or permitted pursuant to this Section 7.5 other than as a result of fraud or willful misconduct on the part of the Stockholder Representative, as finally determined by a court of competent jurisdiction, and each of the Indemnifying Parties shall indemnify and hold harmless and defend the Stockholder Representative against all claims, losses and damages of any kind or nature whatsoever arising out of or in connection with the Stockholder Representative’s performance of any duty required or permitted pursuant to this Section 7.5, except in the case of the Stockholder Representative’s fraud or willful misconduct, as finally determined by a court of competent jurisdiction. In the event of the death, disability or resignation of Asaf Evenhaim as the Stockholder Representative, a replacement Stockholder Representative shall be appointed by the holders of a majority interest of the Escrow Fund. As soon as reasonably determined by the Stockholder Representative that the Representative Expense Fund (or any portion thereof) is no longer required to be withheld, the Stockholder Representative shall distribute the remaining Representative Expense Fund (if any) to Parent, and promptly thereafter, Parent shall distribute such amount to the Indemnifying Parties in accordance with their respective Pro Rata Portions via distributions to (i) the Paying Agent (in respect of the portion of the Representative Expense Fund payable to Stockholders and holders of Vested Company Options who are not able to be paid via the Surviving Corporation’s payroll) and (ii) the Surviving Corporation’s payroll (in respect of the portion of the Representative Expense Fund payable to holders of Vested Company Options who are able to be paid via the Surviving Corporation’s payroll).
ARTICLE VIII
MISCELLANEOUS PROVISIONS
8.1    Miscellaneous Provisions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex B. The miscellaneous provisions set forth on Annex C are incorporated into this Agreement.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be executed as of the date first written above.

“PARENT”:	VEEVA SYSTEMS INC.

By: /s/ Jonathan Faddis
Name: Jonathan Faddis
Title: Senior Vice President and General Counsel

“MERGER SUB”	P109 MERGER SUB, INC.

By: /s/ Jonathan Faddis
Name: Jonathan Faddis
Title: President and CEO

THE “COMPANY”	CROSSIX SOLUTIONS INC.

By: /s/ Asaf Evenhaim
Name: Asaf Evenhaim
Title: Chief Executive Officer

THE “STOCKHOLDER REPRESENTATIVE”:	STOCKHOLDER REPRESENTATIVE
solely in his capacity as the Stockholder Representative
/s/ Asaf Evenhaim
Asaf Evenhaim

[Agreement and Plan of Merger]

ANNEX A
CONDITIONS TO CLOSING
1.    The obligations of each party hereto to consummate the Transactions is subject to the satisfaction of the following conditions (any of which may be waived only with the written mutual consent of each party):
(a)    All required approvals of Governmental Entities shall have been obtained (or any associated waiting period shall have expired).
(b)    No Legal Requirement prevents or prohibits the consummation of the Transactions.
2.    The obligations of Parent and Merger Sub to consummate the Transactions is subject to the satisfaction of each of the following additional conditions (any of which may be waived, in writing, exclusively by Parent and Merger Sub):
(a)    (1) Each of the Fundamental Representations shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date and (2) each of the representations and warranties of the Company contained in this Agreement (other than the Fundamental Representations) (x) that are qualified by materiality shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date and (y) that are not qualified by materiality shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (except, in the case of each clause (1) and (2), with respect to representations and warranties made only as of a specified date, which shall be so true and correct as of such date).
(b)    The Company shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Company at or prior to the Closing.
(c)    There shall not have occurred a Company Material Adverse Effect.
(d)    (i) Each of the offer letters and non-competition agreements entered into with certain mutually identified employees concurrently with the execution of this Agreement shall remain in full force and effect, (ii) at least eighty (80)% of the other current Employees shall have entered into offer letters on Parent or its designee’s customary form, and (iii) none of the foregoing current Employees shall have ceased to be an employee or expressed an intention to cease to be an employee of Parent or its Affiliates following the Closing.
(e)    The Company will take the remedial actions set forth on Schedule A.2(e).
(f)    The Company shall have delivered or caused to be delivered to Parent the following:
(i)    Executed Joinder Agreements, in the form attached hereto as Exhibit B, from Indemnifying Parties representing, in the aggregate, at least ninety percent (90%) of the Total Consideration payable to Indemnifying Parties with respect to their outstanding shares of Company Capital Stock and/or Vested Company Options issued and outstanding immediately prior to the Effective Time.
(ii)    Executed Stockholder Written Consents, in the form attached hereto as Exhibit D, in each case from Stockholders holding shares of Company Capital Stock representing at least ninety percent (90%) of the Company Capital Stock, on an as converted to Company Common Stock basis.

(iii)    A FIRPTA Certificate.
(iv)    The Escrow Agreement, duly executed by the Stockholder Representative.
(v)    Duly executed resignation letters from each member of the Company Board.
(vi)    The Consents identified in Schedule A.2(f)(v).
(vii)    A certificate from the Company, duly executed by the Chief Executive Officer and Chief Financial Officer of the Company (the “Company Bring-Down Certificate”) for and on the Company’s behalf, to the effect that, (i) as of the Closing, the conditions set forth in clauses (a), (b) and (c) of this paragraph have been satisfied and (ii) the Payment Spreadsheet is true, correct and complete.
(viii)    A certificate of good standing from the Secretary of State of the State of Delaware which is dated within three (3) Business Days prior to Closing with respect to the Company.
ix)    Evidence reasonably satisfactory to Parent that either (i) a vote of the Stockholders was solicited in conformance with Section 280G and the requisite stockholder approval was obtained with respect to any payments and/or benefits subject to such vote (the “280G Solicitation”) or (ii) that no “parachute payments” shall be made or provided, pursuant to the 280G Waivers executed by the affected individuals.
(x)    The Company’s audited, consolidated balance sheets as of June 30, 2019, and the related consolidated statements of income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows for the respective twelve (12) month periods then ended (the “Post-Signing Financial Statements”).
(xi)    The Company shall have delivered to Parent a payoff letter executed by JPMorgan Chase Bank, N.A. (“JPM”) in a form reasonably acceptable to Parent setting forth (x) the amount required to pay off in full the Indebtedness owing to JPM, (y) upon payment of such amount, an acknowledgement that the Company’s obligations under the applicable credit agreement have been satisfied, and (z) JPM’s commitment to release all Liens that JPM may hold on the Company prior to the Closing Date or an authorization for the Company to do so.
3.    The obligations of the Company to consummate the Transactions is subject to the satisfaction of each of the following additional conditions (any of which may be waived, in writing, exclusively by the Company):
(a)    Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on the date they were made and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for any such representations and warranties where the failure to be so true and correct, individually or in the aggregate, would not prevent the consummation of the Closing (except with respect to representations and warranties made only as of a specified date, which shall be so true and correct as of such date).
(b)    Parent and Merger Sub shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by them at or prior to the Closing.

ANNEX B
CERTAIN DEFINED TERMS
“280G Waivers” means the waivers (in a form approved by Parent) to be executed and delivered by any “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder) prior to the 280G Solicitations referred to in Annex A.
“401(k) Plan” means each Company Employee Plan intended to include group severance pay or benefits and any Code Section 401(k) arrangement.
“Action” means any action, suit, claim, allegation of wrongdoing, complaint, litigation, investigation, audit, proceeding, arbitration or other similar dispute.
“Affiliate” of any Person means another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.
“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Legal Requirements that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Transactions.
“Balance Sheet Date” means June 30, 2019.
“Books and Records” means the business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers and other books and records maintained by the Company or any Subsidiary.
“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in either San Francisco, California or New York, New York are authorized or obligated by Legal Requirement to close.
“Certificate of Merger” means the certificate of merger filed with the Secretary of State of the State of Delaware for the purposes of effecting the Merger.
“Change in Control Payments” means all severance, retention, sale bonus, success, change of control, Tax gross up or other similar payments that are due and payable as a result of or in connection with the consummation of the Transactions (but excluding any “double trigger” payment provisions that require a termination event triggered by the Company or its Subsidiaries (and not by action of any officer, director, employee or any other recipient of any such payment) subsequent to the Closing Date), including fees to legal or financial advisors.
“Charter Documents” means the Company and its Subsidiaries’ certificate of incorporation and bylaws (or similar organizational document).
“Closing Cash” means the aggregate cash and cash equivalents balance of the Company and its Subsidiaries, net of all outstanding or uncleared checks or wire transfers and bank overdrafts, as of the close of business on the Business Day immediately prior to the Closing Date; provided, that Closing Cash will exclude the costs of repatriating any cash to the United States and any cash in reserve accounts or cash escrow accounts, custodial cash, security deposits or cash supporting obligations under letters of credit, customer deposits, and cash otherwise not freely useable because of restrictions (contractual or otherwise) on its use.

“Closing Net Working Capital” means the Net Working Capital of the Company as of the close of business on the Business Day immediately prior to the Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Board” means the Board of Directors of the Company.
“Company Capital Stock” means the Company Common Stock, the Company Preferred Stock and any other shares of capital stock, if any, of the Company, taken together.
“Company Common Stock” means shares of common stock, par value $0.01 per share, of the Company.
“Company Employee Plan” means any “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) which is maintained, contributed to or required to be contributed to by the Company or any Subsidiary under common control with the Company as determined under ERISA.
“Company Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects, that has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, operations, condition or results of operations of the Company and the Subsidiaries taken as a whole; provided, that “Company Material Adverse Effect” shall not include the effect of any change (i) in economies or securities or financial markets in which the Company and the Subsidiaries operate; (ii) that generally affects, as a whole, any industry in which the Company and its Subsidiaries operate; (iii) arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) in applicable Legal Requirements or accounting rules after the date hereof or (v) any effect resulting from the announcement of this Agreement or the contemplated Transactions; except, in the case of clause (i)-(iv), to the extent such effect has or would be expected to have a disproportionate impact on the Company and its Subsidiaries taken as a whole relative to other participants in the industry in which the Company and its Subsidiaries operate.
“Company Options” means all options (including commitments to grant options) to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person that are outstanding and unexercised as of immediately prior to the Effective Time.
“Company Preferred Stock” means shares of preferred stock designated “Series A Preferred Stock”, par value $0.01 per share, of the Company and shares of preferred stock designated “Series A-1 Preferred Stock”, par value $0.01 per share, of the Company, taken together.
“Confidentiality Agreement” means that Confidentiality and Nondisclosure Agreement dated as of June 20, 2019, by and between Parent and the Company.
“Conflict” means any conflict, breach, violation, default, or right of payment, termination, cancellation, modification or acceleration under, or imposition of any Lien upon any assets or equity securities, or any requirement of notice, consent, filing, waiver or approval of any Person.
“Consent” means any approval, consent, notice, ratification, permission, waiver, authorization, registration, declaration or filing (including any Consent of a Governmental Entity).
“Continuing Employee” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or any of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

“Contract” means any written, oral or implied contract, mortgage, indenture, lease, license, covenant, plan, insurance policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or license and including all amendments and schedules thereto.
“Current Balance Sheet” means the Company’s unaudited balance sheet as of the Balance Sheet Date, as has been Made Available.
“Delaware Law” means the General Corporation Law of the State of Delaware.
“Employee” means any current or former employee, independent contractor, consultant, or director of the Company or any Subsidiary.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means the escrow agent designated under the Escrow Agreement and any successor escrow agent appointed pursuant to the Escrow Agreement.
“Escrow Agreement” means the Escrow Agreement in the form attached hereto as Exhibit A.
“Escrow Amount” means an amount of cash equal to $43,000,000.
“Exchange Ratio” means the quotient obtained by dividing (x) the portion of the Total Consideration that one share of Company Common Stock would be entitled to pursuant to Section 1.4(a)(i), by (y) the Parent Trading Price.
“Financials” means the Year End Financials and the Interim Financials, together.
“FIRPTA Certificate” means a certificate meeting the requirements of U.S. Treasury Regulations Section 1.1445‑2(c)(3).
“Fraud” means any common law fraud, intentional misrepresentation or willful breach.
“FTC” means the United States Federal Trade Commission.
“Fundamental Representations” means the representations and warranties of the Company set forth in Section 2.1 (Organization and Good Standing), Section 2.2 (Authority and Enforceability), Section 2.3 (Governmental Approvals and Consents) and Section 2.5 (Company Capital Structure).
“GAAP” means the generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board that are applicable to the circumstances of the date of determination, consistently applied.
“Governmental Entity” means any court, administrative agency or commission or other multinational, federal, state, county, local or other governmental authority, organization, instrumentality, agency or commission, whether located in the United States or outside the United States.
“Indebtedness” of any Person means, without duplication: (a) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured and all obligations evidenced by bonds, debentures, notes or similar instruments; (b) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as liabilities; (c) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are required to be classified and accounted for under GAAP as capital leases; (e) all liabilities of such Person evidenced by any letter of credit or similar credit transaction entered into for the purpose of securing any lease deposit; (f) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, surety or performance bond or similar credit transaction; (g) all liabilities to any Person under any earn-out or similar performance payment (at the maximum amount payable thereunder), deferred compensation arrangement, post-employment welfare benefit plan, defined benefit plan or pension plan; (h) all liabilities for any accrued but unpaid interest, principal, premium, related expenses, prepayment penalties, commitment and other fee, sale or liquidity participation amounts, reimbursements and all other amounts payable in connection with the foregoing which would be payable if such Indebtedness was paid in full at the Closing; and (i) all guarantees by such Person of any liabilities of a third party of a nature similar to the foregoing to the extent of the obligation guaranteed; provided, that Indebtedness shall not be deemed to include (i) any accounts payable incurred in the ordinary course of business (to the extent not overdue), (ii) any obligations under undrawn letters of credit, banker’s acceptance or similar transaction, or (iii) Third Party Expenses.
“Indemnified Party” means Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) and their respective Representatives.
“Indemnifying Party” means the Stockholders and the holders of Vested Company Options.
“Information Statement” means an information statement prepared by the Company (and subject to the review and comment by Parent), which shall include the Stockholder Written Consent and the Joinder Agreement and any notices that such consent has been obtained as required, in each case, pursuant to applicable Legal Requirements or the Charter Documents of the Company.
“Interested Person” means any officer, director or employee of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Stockholder, and any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest.
“Interim Financials” means the unaudited consolidated balance sheet as of the Balance Sheet Date and the related unaudited consolidated statement of income and consolidated statement of cash flows for the twelve (12) month period then ended, in each case as has been made Available.
“Joinder Agreement” means a Joinder Agreement in the form set forth as Exhibit B.
“Key Employees” means each of the Employees identified on Schedule B.
“Knowledge” or “Known” means, with respect to the Company, the actual knowledge of Asaf Evenhaim, Andrew Willis, Carl Rojas, Napoleon Mercado, Jeremy Mittler, Whitney Kemper, Elaine Nichols, Jeff Davis, Chris Meyers, David Silva, Nitsan Dodo, Saar Barhoom, and Dan Stein, in each case after reasonable inquiry.
“Legal Requirement” means any U.S. or non-U.S. federal, state, local or other constitution, law, statute, ordinance, rule, regulation, code, published administrative position, policy or principle of common law, or any Order, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.
“Lien” means any lien, pledge, charge, claim, mortgage, license, security interest or other encumbrance of any kind or character whatsoever.
“Loss” means all claims, losses, liabilities and damages (excluding exemplary or punitive damages except to the extent awarded to a third party in any Action) of any kind or nature, Taxes, awards, judgments penalties, fees, costs and expenses, including fees and expenses incurred in connection with investigating, defending against or settling any claims that are indemnifiable hereunder.

“Made Available” means that the Company or any of its Representatives has posted such materials to the virtual data room hosted on behalf of the Company and made available to Parent and its Representatives, but only if so posted and made available on or prior to the date one (1) Business Day prior to the date of this Agreement.
“Merger” means the acquisition by Parent of the Company through the statutory merger of Merger Sub with and into the Company, pursuant to which the Company will become a wholly owned subsidiary of Parent.
“Most Recent Pre-Signing Audit” means the Company’s audited consolidated balance sheet as of June 30, 2018, and the related consolidated statements of income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows for the twelve (12) month periods then ended, in each case as has been made Available.
“Net Working Capital” means (i) the current assets of the Company and its Subsidiaries as of the Closing (including, for clarity, the Closing Cash), less (ii) the current liabilities of the Company and its Subsidiaries as of the Closing, in each case calculated in accordance with GAAP; provided, however, that (A) current assets in clause (i) shall not include any cash or cash equivalents not included in the definition of Closing Cash and intercompany accounts, and (B) current liabilities in clause (ii) shall not include any Specified Liabilities.
“Net Working Capital Shortfall” means the dollar amount by which the Closing Net Working Capital is less than the Net Working Capital Target, if any.
“Net Working Capital Surplus” means the dollar amount by which the Closing Net Working Capital is greater than the Net Working Capital Target, if any.
“Net Working Capital Target” means the dollar amount equal to $0.00.
“Order” means any order, judgment, injunction, ruling, edict, determination or other decree, whether non-final, final, temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.
“Parent Common Stock” means shares of Class A common stock of Parent.
“Parent Equity Plan” means Parent’s 2013 Equity Incentive Plan.
“Parent Trading Price” means the volume-weighted average closing trading price per share rounded to four decimal places of Parent Common Stock on the New York Stock Exchange for the consecutive period of ten (10) trading days beginning at 9:30 a.m. New York time on the eleventh (11th) trading day immediately preceding the Closing Date and concluding at 4:00 p.m. New York time on the second (2nd) trading day immediately preceding the Closing Date.
“Paying Agent Agreement” means the Paying Agent Agreement dated as of the date hereof and attached hereto as Exhibit C.
“Permitted Liens” means Liens not interfering in any material respect with the ordinary conduct of the business of the Company or materially detracting from the value of the property upon which such Lien exists.
“Person” means any individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Plans” means 2010 Stock Option and Incentive Plan, 2015 Nonqualified Stock Option Plan and the 2018 Stock Option and Incentive Plan.
“Pre-Closing Taxes” means (A) any Taxes of the Company and its Subsidiaries attributable to any taxable period (or portion thereof) ending on or before the Closing Date, provided the amounts in this definition shall be determined (i) as if the Company and its Subsidiaries used the accrual method of Tax accounting throughout all such periods, (ii) treating any prepaid amounts received or arising in any such period as subject to Tax in such period and (iii) including in such periods any Taxes of the Company or any of its Subsidiaries that would have been required to be included under Sections 951 or 951A of the Code (or, in each case, any similar provision of applicable Legal Requirements) if the taxable year of the Company, any of its Subsidiaries or any entity in which the Company or any Subsidiary holds an equity interest ended on the Closing Date; (B) all Taxes attributable to the transactions contemplated by this Agreement, including transfer Taxes, Transaction Payroll Taxes, any amounts required to be repaid to any Governmental Entity with respect to any Tax incentive or exemption previously received, and any Taxes required to be withheld from payments of the Total Consideration, other than payments treated as compensation under applicable Legal Requirements; and (C) any amounts payable after the Closing Date as a result of an election under Sections 108(i) or 965(h) of the Code by or with respect to the Company or any of its Subsidiaries. In the case of any taxable period beginning on or before and ending after the Closing Date, Taxes will be allocated between the portion of the period ending on the Closing Date and the portion of the period thereafter (i) in the case of Taxes imposed on a periodic basis, on a per diem basis and (ii) in the case of Taxes not described in clause (i), as if the relevant taxable period ended as of the close of business on the Closing Date.
“Privacy Law” means any applicable Legal Requirement (including HIPAA, the EU General Data Protection Regulation, and the Cable Communications Privacy Act), Privacy Policy, any applicable rule, principle, or other requirement of a self-regulatory organization, and any applicable published industry best practice or other standard or contractual requirement relating to privacy, data protection, data security, or data processing
“Privacy Policy” means each statement, policy, or notice of the Company relating to privacy, data protection, data security, or data processing.
“Pro Rata Portion” means, with respect to each Indemnifying Party, an amount equal to the quotient obtained by dividing (x) the portion of the Total Closing Consideration payable pursuant to Section 1.4(b)(i) in respect of shares of Company Capital Stock and Section 1.4(b)(iii) in respect of Vested Company Options owned by such Indemnifying Party by (y) the aggregate Total Closing Consideration payable pursuant to Section 1.4(b)(i) in respect of shares of Company Capital Stock and Section 1.4(b)(iii) in respect of Vested Company Options owned by all Indemnifying Parties. For purposes of clarity, the sum of all “Pro Rata Portions” shall at all times equal 1 (one) and such amounts shall be provided for each Indemnifying Party in the Closing Payment Spreadsheet.
“Related Agreements” means the Confidential Disclosure Agreement, the Escrow Agreement, the Paying Agent Agreement, the Joinder Agreements, the non-competition agreements executed with certain current Employees concurrently with the execution of this Agreement, the Company Bring-Down Certificate and all other agreements and certificates entered into by the Company, the Stockholder Representative or any of the Stockholders in connection with the Transactions.
“Representatives” means, with respect to any Person, its directors, officers, employees, representatives, attorneys or other agents.
“Representative Expense Amount” means an amount in cash equal to $250,000.
“Required Vote” means the affirmative vote of a majority of the outstanding shares of Company Capital Stock, voting together as a single class on an as-converted to Company Common Stock basis.

“Specified Liabilities” means (w) all unpaid Indebtedness of the Company and its Subsidiaries as of the Closing plus (x) all Third Party Expenses incurred by or on behalf of the Company or its Subsidiaries and unpaid as of the Closing plus (y) all Change in Control Payments plus (z) the Tax Amount.
“Subsidiary” means, with respect to any Person, a corporation, limited liability company, partnership, association, joint venture or other business entity of which such Person owns, directly or indirectly, more than fifty percent (50%) of the securities or other interests entitled to vote on the election of the members of the board of directors or similar governing body or otherwise has the power to direct the business and policies of any of the foregoing Persons.
“Stockholder” means any holder of any Company Capital Stock as of immediately prior to the Effective Time.
“Stockholder Approval” means the Stockholder Written Consent with the Required Vote.
“Stockholder Written Consent” means a Stockholder Written Consent in the form set forth in Exhibit D.
“Tax” means (a) any tax, governmental fee or other like assessment or charge in the nature of a tax, including escheat or unclaimed property, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax, (b) any and all liability for amounts described in clause (a) of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, and (c) any and all liability for amounts described in clause (a) of any Person imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract, pursuant to any Legal Requirement, or otherwise.
“Tax Amount” means all Pre-Closing Taxes that remain unpaid as of the Effective Time.
“Tax Representations” means: the representations and warranties set forth in Section 2.7 (Tax Matters).
“Tax Return” means any return, statement, estimate, schedule, form or other document or information filed or required to be filed with any Governmental Entity in connection with any Tax or any Legal Requirement relating to any Tax, including any amendment thereof or attachment thereto.
“Third Party Expenses” means, without duplication, all fees and expenses incurred by or on behalf of the Company or any Subsidiary in connection with the Transactions, which constitute all legal, accounting, financial advisory, consulting, finders and all other fees and expenses incurred by the Company or any Subsidiary in connection with the negotiation and effectuation of the terms and conditions of this Agreement, all other agreements, instruments and other documents referenced herein or contemplated hereby, the Merger and the other Transactions.
“Total Closing Consideration” means an amount of cash equal to the Total Consideration, less (y) the Escrow Amount, less (z) the Representative Expense Amount.
“Total Consideration” means an amount of cash equal to $430,000,000, plus (i) the Net Working Capital Surplus, if any, and minus (ii) the Specified Liabilities and the Net Working Capital Shortfall, if any. For the purposes of clarity, the calculation of Total Consideration shall be without duplication of any amount.
“Transactions” means the transactions contemplated by this Agreement and the Related Agreements.

“Transaction Payroll Taxes” means all employer portion payroll, employment and other Taxes or similar amounts required to be paid in connection with any bonuses, option cash-outs or other compensatory payments (including the Change in Control Payments) paid in connection with the Transactions.
“Unvested Company Option” means a Company Option (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time and is not a Vested Company Option.
“Vested Company Option” means any Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time, after taking into account any vesting acceleration waiver entered into with respect to such Company Option.
“Year End Financials” means (i) the Company’s audited consolidated balance sheets as of June 30, 2016, June 30, 2017 and June 30, 2018, and the related consolidated statements of income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows for the respective twelve (12) month periods then ended, in each case as have been Made Available.

ANNEX C
MISCELLANEOUS PROVISIONS
1.    Certain Interpretations. When a reference is made in this Agreement to an Annex, or Exhibit, such reference shall be to an Annex or Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “ordinary course,” “ordinary course of business,” “ordinary course of business consistent with past practices” and other similar phrases shall all be construed to mean the usual, regular and ordinary course of business of the Company and the Subsidiaries, consistent in nature, scope, frequency and magnitude with past practices. The table of contents and headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement.
2.    Amendment; Waiver. This Agreement may be amended and any provision may be waived at any time by execution of an instrument in writing signed by Parent, the Stockholder Representative and, prior to the Effective Time, the Company (or the Surviving Corporation following the Effective Time). At any time prior to the Closing, Parent, on the one hand, and the Company, on the other hand, may, to the extent permitted under any applicable Legal Requirements, by a written instrument signed on behalf of such party, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party set forth herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party set forth herein.
3.    Assignment. This Agreement shall not be assigned by any party to this Agreement without the prior written consent of the non-assigning parties, except that Parent and Merger Sub may, without the consent of any other party, assign their rights and delegate their obligations hereunder, in whole or in part, to any of their Affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder.
4.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via electronic mail (with automatically generated receipt of delivery) to the parties at the following addresses; provided, however, that notices sent by mail will not be deemed given until received:
(a)    if to Parent or Merger Sub, to:

Veeva Systems Inc.
4280 Hacienda Drive
Pleasanton, CA 94588
Attention: Josh Faddis
Email:

with a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
Attention: Melissa V. Hollatz
Email:

and

Wilson Sonsini Goodrich & Rosati, P.C.
701 Fifth Avenue
Seattle, WA 98104
Attention: Brendan Ripley Mahan
Email:
(b)    if to the Company (prior to the Closing), to:
1375 Broadway, 3rd Floor
New York, New York 10018
Attention: Asaf Evenhaim
Email:
with a copy (which shall not constitute notice) to:

Burns & Levinson LLP
125 High Street
Boston, MA 02110
Attention: Gil Breiman
Email:
if to the Stockholder Representative, to:

Asaf Evenhaim
430 East 86th Street, Apt. 7C
New York, NY 10028
Email:
with a copy (which shall not constitute notice) to:

Burns & Levinson LLP
125 High Street
Boston, MA 02110
Attention: Gil Breiman
Email:
5.    Entire Agreement. This Agreement, the Annexes, Schedules and Exhibits hereto, the Disclosure Schedule, the Related Agreements, the Confidentiality Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other person any rights or remedies hereunder.

6.    No Third Party Beneficiaries. Nothing in this Agreement, except for is intended to, or shall be construed to, confer upon any other person any rights or remedies hereunder.
7.    Specific Performance and Other Remedies. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed by any party in accordance with their specific terms or were otherwise breached by such party. The parties to this Agreement accordingly agree that in the event of any breach or threatened breach by a party or parties hereto, any Stockholder or the Stockholder Representative of any covenant, obligation or other agreement set forth in this Agreement, (i) each other party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding. Any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.
8.    Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of, and without giving effect to, the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
10.    Exclusive Jurisdiction. Subject to Sections 7.4(d) and 7.4(e), each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the state courts of the State of Delaware in connection with any matter based upon or arising out of this Agreement and the Transactions (or, only if the state courts of the State of Delaware decline to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Subject to Sections 7.4(d) and 7.4(e), each party agrees not to commence any legal proceedings related hereto except in such state courts of the State of Delaware (or, only if the state courts of the State of Delaware decline to accept jurisdiction over a particular matter, in any federal court within the State of Delaware). By execution and delivery of this Agreement, subject to Sections 7.4(d) and 7.4(e), each party hereto and the Indemnifying Parties irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes arising under the this Agreement and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto and the Indemnifying Parties irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof in accordance with the notice provisions set forth in this Annex C. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Legal Requirement. The parties hereto and the Indemnifying Parties hereby waive any right to stay or dismiss any action or proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, (b) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (c) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

11.    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT, THE TRANSACTIONS OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT EACH SUCH PARTY MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
12.    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.